Exhibit 3.7

“Approved”

by the Resolution of the Extraordinary General Meeting of Kaspi.kz JSC

(Minutes No.2-20 dated “22” June 2020)

AMENDMENT No.6

TO THE ARTICLES OF ASSOCIATION

OF

Kaspi.kz

JOINT-STOCK COMPANY

1. The word “three” shall be replaced with the word “seven” in clause 11.25 of the Articles of Association.

2. Clause 15.3 of the Articles of Association shall be set forth as follows:

“15.3. The information affecting the shareholders’ interests, including the financial statements, shall be provided to the shareholders by:

1)

publishing in the Internet sources determined by the legislation of the Republic of Kazakhstan (www.dfo.kz) and the other requirements applicable to the Company (including the listing rules of the stock exchange on which the Company’s securities are listed) and (or) on the corporate web-site of the Company: https://ir.kaspi.kz;

2)	providing the information by a personal written request of a shareholder.”

/signature/ Mikheil Lomtadze

4992840

Republic of Kazakhstan, Almaty City,

The Seventh of July Two Thousand Twenty.

On “07” July 2020, I, Akhmetova Anelya Zhenissovna, Notary of Almaty City, acting on the basis of State License No.0003222 dated 19 January 2011 issued by the Committee of Registration Service and Rendering of Legal Assistance of the Ministry of Justice of the Republic of Kazakhstan, do authenticate the signature of the representative of Kaspi.kz JSC – Mikheil Lomtadze, which is affixed in my presence. The identity of the representative, his powers and capacity, as well as the legal capacity of the legal entity have been verified.

Registered in the Register under No.2825

Sum charged:                  tenge (paid)

Notary /signature/

/Seal: Akhmetova Anelya Zhenissovna, Private Notary, License No.0003222 dated 19 January 2011 issued by the Committee of Registration Service and Rendering of Legal Assistance of the Ministry of Justice of the Republic of Kazakhstan, Republic of Kazakhstan/